Exhibit 3.4

STATE OF DELAWARE

CERTIFICATE OF MERGER

OF

DOMESTIC CORPORATIONS

_______________________

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Neurotrope BioScience, Inc., and the name of the corporation being merged into this surviving corporation is Neurotrope Acquisition Corp.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

THIRD: The name of the surviving corporation is Neurotrope BioScience, Inc., a Delaware corporation.

FOURTH: The Certificate of Incorporation of the Company shall be amended and restated in its entirety as set forth in Exhibit A attached hereto and, as so amended and restated, shall constitute the Certificate of Incorporation of the Surviving Corporation.

FIFTH: The merger is to become effective upon filing with the Secretary of State of the State of Delaware.

SIXTH: The Agreement of Merger is on file at 10732 Hawk’s Vista St., Plantation, FL 33324, the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 23rd day of August, 2013.

NEUROTROPE BIOSCIENCE, INC.

By:	/s/ James New
Authorized Officer

Name:	James New

Title:	Chief Executive Officer

Exhibit A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEUROTROPE BIOSCIENCE, INC.

FIRST: The name of this corporation is Neurotrope BioScience, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in Delaware is 160 Greentree Drive, Suite 101 Dover, Delaware 19904, Kent County. The name of the registered agent at that address is National Registered Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares that the Corporation is authorized to issue is 100 shares of common stock, par value $0.0001 per share.

FIFTH: The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 6 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.